SYNNEX Corporation
44201 Nobel Drive
Fremont, CA 94538

May 5, 2008

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Patrick Gilmore

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Mail Stop 4561

Re:	SYNNEX Corporation

Form 10-K for the Fiscal Year Ended November 30, 2007

Filed February 13, 2008

Definitive Proxy Statement Filed February 22, 2008

File No. 1-31892

Dear Mr. Gilmore:

On behalf of SYNNEX Corporation, this letter responds to comments on the above-referenced Form 10-K and Definitive Proxy Statement received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated March 31, 2008. Set forth below are our responses to the Staff’s comments. The responses correspond to the headings and numbered comments in the letter from the Staff.

Form 10-K for the Fiscal Year Ended November 30, 2007

With regard to the Staff’s comments to the Form 10-K, we have undergone our best of efforts in the limited time between the receipt of your letter on March 31, 2008 and April 9, 2008, the due date for our Form 10-Q for the fiscal quarter ended February 29, 2008 (the “Form 10-Q”), to address those comments that impacted our disclosure in the Form 10-Q. We will continue to focus on these items in our future filings. We have provided in our responses to comments 1 through 3 and 7, reference to the sections of the Form 10-Q in which we addressed the Staff’s comments. As appropriate we have also included in this letter explanations for reasons why certain disclosures were not made in the Form 10-Q, in particular comments 4 and 5. In addition, we have responded in this letter to your request for information in comment 6.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

1.

When drafting this section, please ensure that you not only provide quantified disclosure of the changes that occurred from period to period, but that you also discuss in material detail the factors affecting the changes. For instance, you stated your gross profit is affected by a variety of factors, including competition, the mix and average selling prices of

Securities and Exchange Commission

May 5, 2008

products and services you sell, the mix of customers to whom you sell, your sources of revenue by division, rebate and discount programs from your suppliers, freight costs, reserves for inventory losses, fluctuations in revenue and overhead costs of your contract assembly and business process outsourcing services. In future filings, please ensure that you address and quantify the underlying business conditions that you believe affected the changes experienced from period to period and your overall performance.

Response: We acknowledge the Staff’s comment and included disclosure and quantification of the material changes that occurred from period to period. We have provided expanded disclosure in the Form 10-Q under Management’s Discussion and Analysis – Gross Profit, – Selling, General and Administrative Expenses, – Interest Expense and Finance Charges, Net, and – Other Income (Expense), Net.

2.	Your description of the fluctuations in your revenue does not explain whether changes in prices for the services you provide and products you buy and sell had a material effect on the changes in your revenues from one period to the next. You should disclose in quantitative terms the extent to which changes in revenues from one period to the next were attributable to changes in prices as opposed to changes in volume. The existing disclosure fails to inform investors whether prices for the services and products you sold have increased or decreased and by how much. Please ensure that you address these matters in future filings. See Item 303(a)(3)(iii) of Regulation S-K.

Response: We acknowledge the Staff’s comment and to the extent possible, we have provided expanded disclosure of each significant factor in the Form 10-Q in Management’s Discussion and Analysis (“MD&A”) – Revenues. We respectfully advise that our disclosure in MD&A is to provide overall business understanding that will assist investors and readers to analyze our overall business and results from operations.

We disclosed in MD&A key factors that impacted our revenue fluctuations. In connection with the specific question regarding pricing, we advise the Staff that pricing of our products is highly dependent on several factors such as overall market demand, competition, general trend in market place and volumes purchased within a product category. The products we sell from one period to the next are often not comparable because of rapid changes in product models and features between one year and the next. Our revenue also fluctuates due to changes in the customer, product and pricing mix, overall demand, general market trend and competition. We cannot reasonably quantify all of the above factors individually or in the aggregate. Further providing quantification of some information may provide competitive advantage to our competitors. We will provide enhanced quantification of material or key factors where appropriate, such as impact of acquisition etc. and if no quantification is reasonably possible, we will provide relative significance of each factor, which will be useful in understanding our operations.

3.	We note your disclosure of various related party transactions elsewhere in your 10-K and definitive proxy statement. Include in your MD&A descriptions of all material transactions involving related persons or entities, with clear discussion of arrangements that may involve transaction terms or other aspects that differ from those which would likely be negotiated with clearly independent parties. Please consider describing the elements of the transactions that are necessary for an understanding of the transaction’s business purpose and economic substance, their effects on the financial statements, and the special risks or contingencies arising from these transactions. See SEC Release No. 33-8056.

Response: We acknowledge the Staff’s comment and provided expanded disclosure in the Form 10-Q under Management’s Discussion and Analysis – Related Party Transactions.

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May 5, 2008

Consolidated Statement of Operations, page 50

4.	We note from your disclosures in Note 2 that you enter into business process outsourcing services. Tell us the amount of revenues earned from services for each period presented. Also, tell us how you considered the requirements of

Rule 5-03(b)(1) and (2) of Regulation S-X to disclose product and service revenues and their respective costs separately.

Response: The business process outsourcing services provided by us consists of contact center services that provide voice, email and technical support services, demand generation services, web hosting and domain name registration.

The revenue related to the above specified BPO services to date has been immaterial. We considered the requirements of

Rule 5-03(b)(1) and (2) of Regulations S-X to disclose product and service revenues and their respective costs separately; however, given that service revenue is an immaterial portion of total revenue, we believe that separate disclosure is not warranted in the statement of operations. If BPO services becomes more significant as a percentage of total revenue, or material to the understanding of our business, we will disclose it in our future filings.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 57

5.	We note that your current revenue recognition policy does not include a discussion of the various service businesses you acquired such as the internet and web-hosting services in China. Tell us the nature and terms of your internet and web-hosting services and how you account for such services. Also, please tell us what consideration you have given to revising your policy disclosures to reflect your current business including your acquisitions and provide any proposed revision you may be considering.

Response: The total amount of revenue recognized from our BPO services was immaterial for fiscal 2007. Accordingly, we believe the current disclosure in our revenue recognition policy is appropriate based on the immateriality to our revenue. If and when revenue generated from our BPO services becomes material, we will revise our revenue recognition policy in future filings accordingly.

Our HiChina Web Solutions operations provide internet-related services, which are comprised principally of domain name registration and web hosting. Revenues for domain name registration and web hosting are recognized when there is persuasive evidence of an arrangement, the fee is fixed and determinable, collection is reasonably assured and the domain name or web hosting service has been provided. The revenue for domain name registration is recognized on a per transaction basis. There is no obligation to our customers after we deliver the domain name. Revenue for web hosting services is recognized over the term of the arrangement.

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May 5, 2008

Note 3. Classification of Trading Securities in the Statement of Cash Flows, page 61

6.	We note your disclosures regarding the reclassification adjustments in the Company’s Consolidated Statements of Cash Flows for the fiscal year ended November 2005 and 2006 and that the reclassification adjustment was made to correctly reflect the purchase and proceeds from the sale of trading securities as cash flows from operating activities. We also note that the Company concluded this correction was not material to the previously filed annual financial statements in 2005 and 2006. Tell us when you discovered this error and how you determined, at that time, that these adjustments were not material to the Company’s previously filed annual and quarterly financial statements and why you believed that amendments were not necessary. Also, tell us how you considered SFAS 154 in determining that these reclassification adjustments were not corrections or errors and how you analyzed these adjustments pursuant to SAB 99.

Response: We discovered this classification error during our 2007 third quarter closing process, and at that time, conducted an evaluation as to whether the amounts were material to previously-issued interim and annual periods in accordance with SAB 99. We contemporaneously performed and documented a SAB 99 analysis, which we are providing to the Staff supplementally and which represents confidential financial information, the disclosure of which would cause competitive harm to us, and thus fits squarely within the type of information protected and not required to be disclosed under National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974) and Burke Energy Corporation v. Department of Energy, 583 F.Supp. 507 (1984). Management and our audit committee respectfully submit that, when considering the total mix of information available to the investing public, the aforementioned error was not material. In summary, there was transparent line item presentation in the statement of cash flows associated with trading securities and the amounts were relatively nominal when compared to our overall size. We did conclude these were errors and gave full consideration to SFAS 154, and in our Forms 10-Q and 10-K did not describe it as a “reclassification,” but rather indicated that our classification “has been corrected.”

We respectfully submit that the error was not material to our consolidated financial statements taken as a whole, and, as such, we did not withdraw reliance on the previously issued financial statements or amend those filings. We did correct the errors in our subsequent filings, including our Form 10-Q for the fiscal quarter ended August 31, 2007 and Form 10-K for the fiscal year ended November 30, 2007, which included the impact to the three-, six- and nine-month periods for fiscal 2006 and the three- and six-month periods for fiscal 2007. In addition, the impact for the years ended November 30, 2005 and 2006 were also provided in the Form 10-Q for the quarter ended August 31, 2007. We believe correcting the errors in our Form 10-K for the fiscal year ended November 30, 2007 as opposed to amending our prior filings is also consistent with the guidance in SAB 108, pursuant to which we are instructed to correct identified errors that are not considered material to prior periods “the next time the registrant files the prior year financial statements.”

It should be noted that in the first fiscal quarter of 2008 (beginning December 1, 2007), we adopted SFAS 159, which requires entities to classify cash flows related to items measured at fair value, including trading securities per paragraph A42, according to their nature and purpose. Accordingly, we reflected the adoption of SFAS 159 in our Form 10-Q for the fiscal quarter ended February 29, 2008 by reclassifying current and historical cash flows associated with trading securities from operating activities to investing activities. In summary, under SFAS 159, cash flows associated with trading securities will be presented as investing activities, which is consistent with our treatment prior to the filing of our Form 10-Q for the fiscal quarter ended August 31, 2007.

Securities and Exchange Commission

May 5, 2008

Exhibit 31

7.	We note that the identification of the certifying individual at the beginning of each of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certifications should be revised so as not to include the individual’s title.

Response: We acknowledge the Staff’s comment and have made the change commencing with the Form 10-Q.

Definitive Proxy Statement Filed February 22, 2008

General

8.	As you may be aware, the Division has recently released Staff observations relating to a focused review of executive compensation disclosure. This guidance, which is available at http://www.sec.gov/divisions/corpfin/guidance/ execcompdisclosure.htm, may be helpful as you review the comments set forth below and should be given appropriate consideration when drafting future versions of your executive compensation and other related disclosures.

Response: We have considered the guidance provided the Commission regarding executive compensation disclosure in determining the appropriate disclosure in our Compensation Discussion and Analysis (“CD&A”). We note the Staff’s comment regarding our current disclosure and will provide enhanced disclosure in future filings in accordance with this guidance. In response to comment 9 below, we have set forth as Appendix I hereto an example of our CD&A that is illustrative of that which we would expect to include in our future proxy statements.

Compensation Discussion and Analysis, page 11

9.	Although you provide a general discussion of your policies relating to your compensation program, please include a more focused discussion that not only sets forth the actual amounts awarded under each element but also provides substantive analysis and insight into how your Compensation Committee determined the actual award amounts.

Response: We have set forth as Appendix I hereto an example of our CD&A that is illustrative of that which we would expect to include in our future proxy statements. At this time we do not know the actual compensation paid to our executive officers for fiscal year 2008. As such, Appendix I is illustrative of our proposed CD&A for fiscal year 2008.

Securities and Exchange Commission

May 5, 2008

10.	Item 402(b)(2)(v)-(vii) of Regulation S-K requires appropriate disclosure of the specific items of corporate and individual performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. For instance, you should discuss the measures used to determine base salaries, disclose the identity of the competitors whose equity grants you considered, and describe the specific elements of corporate performance you used to determine your equity grants. With respect to performance target levels, to the extent you have omitted this disclosure under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. You should also disclose how difficult it will be for you to achieve the target levels or other factors, providing as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. In this regard, consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives.

Response: The Staff’s comments are noted and we respectfully submit that we have considered these comments in drafting the example of our CD&A that we expect to include in our future proxy statements as set forth in response to comment 9 above. In addition, we will consider providing additional disclosure as we continue to evaluate our CD&A.

With respect to the Staff’s comment requesting additional disclosure relating to specific performance target levels, we considered disclosing such information in our Definitive Proxy Statement for 2007. However, we respectfully submit that the specific performance target levels for fiscal year 2007 represent confidential financial information, the disclosure of which could cause competitive harm to us, but which we are providing to the Staff supplementally. As mentioned above, we transact business in the highly competitive IT products and services industry, and the public disclosure of the performance target levels under the profit sharing program for fiscal year 2007 could have caused substantial economic harm to our competitive position and also fits squarely within the type of information protected and not required to be disclosed under National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974) and Burke Energy Corporation v. Department of Energy, 583 F.Supp. 507 (1984).

The disclosure of these performance target levels for fiscal year 2007 could have decreased our ability to compete effectively in our industries by providing competitors with valuable insight into our internal net income goals, thereby enabling competitors to gain an unfair advantage, and negatively impact our ability to compete on equal footing. Similarly, disclosing such confidential performance target levels could have had detrimental effects on our negotiations with our customers by allowing them to assess our net income goals when pricing products and services. The disclosure of our internal financial and operational performance thresholds and targets also could have led customers and others to make various assumptions about our business that may not be accurate. Finally, providing competitors with this information regarding our compensation strategies could have enabled them to offer aggressive compensation packages to recruit key members of our management team and also may have adversely impacted our ability to attract new management talent. Accordingly, our competitive position could have been substantially harmed by the disclosure of such performance target levels.

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May 5, 2008

Based on Instruction 4 to Item 402(b) of Regulation S-K, our performance target levels can be omitted and we have provided, in the example of the CD&A set forth in response to comment 9, a narrative discussion explaining how difficult it will be for the named executive officers or how likely it will be for us to achieve the undisclosed performance target levels.

Certain Relationships and Related Party Transactions, page 26

11.	Please clarify the relationship among Synnex Technology International, MiTAC Incorporated, MiTAC International, and Synnex Corporation. As an initial matter, a chart would greatly assist investors in understanding these relationships. More critically, rather than merely describing the stockholders of these entities, please explain who formed the entities, who controls the entities, and any insider participation between and among them. The business purpose and effect of this complex corporate structure is not clear.

Response: The Staff’s comments are noted and we have considered these comments in drafting a Certain Relationship and Related Person Transactions (“Related Party Transactions”) discussion that we would expect to include in our future proxy statements as set forth in response to comment 12 below.

12.	For each transaction disclosed in this section, please ensure that you disclose the basis on which the person is a related person, the related person’s interest in the transaction, the approximate dollar value amount involved in the last fiscal year, and the approximate dollar value of the related person’s interest in the transactions for the last fiscal year. See Item 404(a) of Regulation S-K. In each case, also disclose whether the economic terms of the related party transaction in the last fiscal year approximated those that could have been obtained on an arm’s length basis. In the event that the economic terms deviate from the standard, please inform investors as to the degree or the estimated degree of deviation. The related party disclosure should give readers some idea of the extent to which the company is either dependent on advantageous terms in these relationships, or materially impacted by disadvantageous terms. Finally, in each case, please tell us whether you have filed the relevant agreement as an exhibit to your periodic reports, and if not, please explain your analysis under Item 601(b)(10) of Regulation S-K.

Response: We have set forth as Appendix II hereto an example of our Related Party Transactions that we would expect to include in our future proxy statements. At this time we do not know what, if any, purchase orders will be submitted in fiscal year 2008. As such, Appendix II is a template of our proposed related party transaction disclosure for fiscal year 2008.

We have filed the following agreements with MiTAC International as noted on our Exhibit Index to our Form 10-K for the year ended November 30, 2007:

•	Registration Rights Agreement dated as of July 1, 2002.

•	Master External Manufacturing Agreement, dated August 28, 1999, by and among the Company, MiTAC International Corporation and Sun Microsystems, Inc., including amendments thereto.

•	Joint Sales and Marketing Agreement, dated May 6, 2002, between the Company and MiTAC International Corporation.

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•	Master Supply Agreement dated as of May 16, 2007, by and among Sun Microsystems, Inc. and Sun Microsystems International B.V. and MiTAC International Corporation and the Company.

We respectfully submit that the remaining agreements for which we have entered into with MiTAC International are not material as defined under Item 601(b)(10) of Regulation S-K as these agreements to do not constitute contracts or obligations by the customer to purchase any products or services from the Registrant. To the extent the customer purchases any products or services, the terms of any such purchase is included in a purchase order. As such, we have not filed any of these agreements with our periodic reports.

* * *

In connection with the foregoing response to the Staff’s comments, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments concerning any matter with respect to our response to the comments received from the Staff may be directed to me at (510) 668-3837. Comments may also be sent to my attention via facsimile to (510) 668-3426.

Very truly yours,

/s/ Thomas Alsborg
Thomas Alsborg
Chief Financial Officer

Attachments

cc:	Kathleen Collins, Accounting Branch Chief

Robert Huang

Kevin Murai

Simon Leung, Esq.

Allison Leopold Tilley, Esq.

Anne-Marie Vitale

APPENDIX I

Compensation Discussion and Analysis

Objectives and Philosophy of Our Compensation Programs

Our compensation programs are designed to address a number of objectives, including attracting and retaining high quality executive officers, rewarding individual contribution, loyalty, teamwork and integrity, and motivating executive officers to achieve returns for our stockholders. Our programs are geared for short and long-term performance with the goal of increasing stockholder value over the long term. Executive compensation programs impact all employees by setting general levels of compensation and helping to create an environment of goals, rewards and expectations. Because we believe the performance of every employee is important to our success, we are mindful of the effect executive compensation and incentive programs have on all of our employees.

We believe that the compensation of our executives should reflect their success as a management team, rather than individuals, in attaining key operating objectives, such as growth of sales, growth of operating earnings and earnings per share, growth or maintenance of market share, long-term competitive advantage, and ultimately, in attaining an increased market price for our common stock. We believe that the performance of our executives in managing SYNNEX, considered in light of general economic conditions, our company and industry, and competitive conditions, should be the basis for determining their overall compensation. We also believe that their compensation should not be based on the short-term performance of our stock, whether favorable or unfavorable, as we expect the price of our stock will, in the long-term, reflect our operating performance, and ultimately, the management of SYNNEX by our executives. We seek to have the long-term performance of our stock reflected in executive compensation through our stock option and other equity incentive programs.

In particular, in determining total compensation, we stress a compensation philosophy that is performance-driven with relatively low base salaries, but high variability through our profit sharing program. Despite relatively low base salaries, we believe that our total compensation is competitive with comparable positions at companies in our industry and of comparable size. Our compensation philosophy emphasizing performance permeates total compensation for both executives and non-executives. While we do not have an exact formula for allocating between cash and non-cash compensation, we try to balance long-term equity and short-term cash compensation.

While we focus on the success of the management team, rather than individuals, the material differences in compensation decisions between the various executives are based primarily upon individual differences in job responsibility, contribution and performance. For example, an executive with responsibility over a larger geography will have potential for greater compensation than an executive with responsibility over a smaller geography. Similarly, an executive with responsibility over a broader, more difficult or more profitable business unit or corporate division will have potential for greater compensation than an executive with responsibility over a narrower, less difficult or less profitable business unit or corporate division.

Elements of Our Compensation Programs

To promote the objectives of our compensation philosophy, our compensation programs consist of the following principal elements:

•	base salary;

•	profit sharing program;

•	equity grants;

•	deferred compensation plan; and

•	other benefits.

The first three elements, base salary, profit sharing program, and equity grants, are usually administered in three cycles. Merit raises for base salaries are generally performed in the April-May period. Equity grants are generally awarded in the August-September period. Profit sharing program bonuses are generally paid in the December-January period.

The components of our compensation programs are described as follows:

Base Salary. Base salaries are designed to provide a consistent cash flow throughout the year as compensation for day-to-day responsibilities, however, we maintain relatively low base salaries to incent executives to achieve the profit sharing program targets and thus create a performance driven environment. Base salaries for our executive officers are reviewed and adjusted on an annual basis. Determination of base salary is not made in accordance with a strict formula that measures weighted qualitative and quantitative factors, but rather is based on objective data synthesized to competitive ranges and to internal policies and practices

In •, 2008, our Compensation Committee set the 2008 base salaries for our executive officers. Base salary increases for 2008 for our executive officers named in the table below entitled “2008 Summary Compensation Table” ranged from •% to •% and were established after considering a number of factors, including the individual officer’s performance level during the prior year, the officer’s base compensation level during the prior year, individual achievements of that officer, the base salary paid to the officer’s internal peers and the base salaries for comparable companies in the industries with respect to that position. Based on comparable companies in our industries, Kevin Murai, our President and Chief Executive Officer’s base salary for 2008 was in the [•] percentile base salary levels for other chief executive officers in our peer group and the base salary of our other executive officers for 2008 was between the [• and •] percentile base salary levels for the comparable positions in our peer group. We expect that the Compensation Committee will adopt the same analysis for fiscal year 2009.

Profit Sharing Program. Bonuses paid under our profit sharing program creates a performance driven environment, which we believe will increase stockholder value. Under our profit sharing program, we accrue a certain percentage of our pre tax, before profit sharing accrual, profits. Bonuses granted to executive officers under this profit sharing program are determined by our Compensation Committee based upon both qualitative and quantitative considerations. For fiscal year 2008, bonuses to executive officers were based upon the achievement of certain threshold net income per share target performance percentages. In determining the net income per share target performance metrics, we focused upon our growth, return on equity and earnings per share. Executive officers were not eligible for bonuses unless we met or exceeded these threshold target performance percentages of an internally established net income per share goal, which were established for each executive officer.

If the applicable minimum threshold percentage was met, the actual bonus was paid based on a sliding scale of the target performance percentage actually achieved and dollar limits established by the Compensation Committee for such executive officer. Each of our executive officers other than the President and Chief Executive Officer had a minimum target under the plan of •% of his annual base salary for the 2008 fiscal year, with the potential for actual awards under the plan to either exceed or be less than such minimum target depending upon corporate performance, as well as the executive officer’s performance of certain individual goals that were predetermined by our President and Chief Executive Officer. In addition, our Compensation Committee had the discretion to increase or decrease the bonus by up to •% for all executive officers, except Mr. Murai. Our Compensation Committee’s discretion is based upon its discussion with Mr. Murai and our former President and Chief Executive, Robert Huang, taking into account their ability to manage and monitor the performance of the other executive officers on a more day-to-day level. Our President and Chief Executive Officer had a minimum target under the plan of •%, with the potential for actual awards under the plan to either exceed or be less than such minimum target depending upon corporate performance, as well as his individual performance goals. Based on comparable companies in our industries, the minimum thresholds for the 2008 profit sharing program measured as a percentage of salary, excluding any adjustments by the Compensation Committee, for our executive officers were between the [• and •] percentile bonus levels as measured as a percentage of salary for comparable positions in our peer group for 2008.

For fiscal year 2008, we achieved a net income per share of $•, which exceeded the minimum threshold and as a result our executive officers received •. In addition, the Compensation Committee approved an increase in bonus of •% for Messrs. •, •, • and • based upon their individual performances managing their respective business units.

For fiscal year 2009, the Compensation Committee approved a similar profit sharing program, subject to stockholder approval, with increased threshold net income per share goals by •%. We believe that these goals represent reasonably difficult hurdles to incent our executive officers to achieve returns for our stockholders, considered in light of general economic conditions, our company and industry, and competitive conditions. Since we have comparatively low base salaries, there is a reasonable probability of attaining this minimum threshold. The maximum hurdles, on the other hand, are set at levels exceeding the prior year and are intended to incentivize our executives to increase stockholder return by setting a relatively high net income goal. As noted above, in setting the maximum hurdles, the Compensation Committee considered our growth, return on equity and earnings per share. Based on comparable companies in our industries, the minimum thresholds set for the 2009 profit sharing program measured as a percentage of salary, excluding any Compensation Committee increases, for our executive officers are between the [• and •] percentile bonus levels as measured as a percentage of salary for comparable positions in our peer group for 2008.

Equity Grants. We believe equity grants more closely align the long-term interests of senior management with those of stockholders and assist in the retention of key executives. The Compensation Committee’s determination with respect to stock option, restricted stock award and restricted stock unit grants to executive officers for fiscal year 2008 was based on the principal following elements:

•	job responsibilities and past performance;

•	future anticipated contributions;

•	potential reward to the executive officer if the stock price appreciates in the public market;

•	management tier classification;

•	equity grants made by competitors;

•	corporate performance;

•	existing vested and unvested equity holdings;

•	dilution to stockholders; and

•	related expense to the company.

Determination of equity grant amounts is not made in accordance with a strict formula that measures weighted qualitative and quantitative factors, but rather is based on objective data synthesized to competitive ranges and to internal policies and practices, including an overall review of both individual and corporate performance and the value of equity grants of comparable officers at comparable companies, including [•, •, • and •]. These corporate performance objectives have included [•, •, • and •] and our financial performance. Equity grants may also be made to new executive officers upon commencement of employment and, on occasion, to executive officers in connection with a significant change in job responsibility. We also distinguish between equity grants of stock options and restricted stock based upon the officer’s position. We believe that stock options carry more risk than restricted stock. As such, we expect certain officers to accept more risk by granting the officer an equity grant more heavily weighted with stock options, rather than restricted stock.

Our Compensation Committee approved equity awards to our executive officers in September 2008 in connection with our Compensation Committee’s evaluation of our [2008 performance], and granted equity awards [to be compared with 2007 performance]. Based on comparable companies in our industries, the estimated value of the equity awards granted to our Chief Executive Officer in 2008 was [below/above] the [•] percentile estimated equity award value levels for other chief executive officers in our peer group and the estimated value of the equity awards granted to our other executive officers was between the [• and •] percentile estimated equity award value level for comparable positions in our peer group.

To further ensure that the long-term interests of senior management are closely aligned with those of stockholders, we request that all officers at the level of Senior Vice President or above hold an equity position in SYNNEX of at least one times his or her annual total cash compensation. This equity position can be satisfied by holding shares of common stock, whether vested or unvested, or vested in-the-money stock options.

In addition, to avoid any impropriety or even the appearance of any impropriety with respect to the timing of equity grants, the Compensation Committee has adopted a policy to make equity grants only during open trading windows. In accordance with this policy, if the date of an equity grant falls within a trading black-out period, then the grant date shall be upon the expiration of the third trading day after the trading black-out period ends. The exercise price of each of our stock options grants is the market closing price on the effective grant date. Furthermore, as noted above, company-wide equity grants, including equity grants to executive officers, are generally awarded each year in the August-September period. We believe that the automatic and consistent nature of our equity grant process avoids the possibility of timing deviations.

Deferred Compensation Plan. Our deferred compensation plan became effective on January 1, 1994. The deferred compensation plan is designed to permit designated employees to accumulate additional income for retirement and other personal financial goals through a nonqualified deferred compensation plan, which enables the officer or director to make elective deferrals of compensation to which he or she will become entitled in the future. On January 7, 2008, we amended our deferred compensation plan to conform with changes required by Section 409A of the Internal Revenue Code of 1986, as amended. While the plan has been offered to other executives, Mr. Huang is currently the only participant in this plan.

Benefits, Perquisites and Other. We provide various employee benefit programs to our executive officers, including medical, dental and life insurance benefits and our 401(k) plan. Except for an automobile allowance and some non-material perquisites provided to executive officers, these benefit programs are generally available to all our employees. We also provide U.S. employees with the opportunity to purchase our common stock through payroll deductions at a discounted price through our 2003 Employee Stock Purchase Plan. However, directors and employees at the Associate Vice President level and above are not eligible to participate in our 2003 Employee Stock Purchase Plan. We have not established policies regarding recovery of awards in the event of a restatement of earnings, required share ownership by executives or directors or hedging and pledging of our common stock by our executives or directors.

Tax Deductibility Considerations

Section 162(m) of the Internal Revenue Code (the Code) generally prohibits us from deducting the compensation of executive officers that exceeds $1,000,000 unless that compensation is contingent on the satisfaction of objective performance goals approved by stockholders. Our 2009 profit sharing program, which is submitted for stockholder approval, is structured to permit bonus awards under that plan to qualify as performance-based compensation and to maximize the tax deductibility of such awards. However, we reserve the discretion to pay compensation to our executive officers that may not be deductible.

Compensation Committee

The Compensation Committee has overall responsibility for our executive compensation policies as provided in a written charter adopted by our Board of Directors. The Compensation Committee is empowered to review and approve the annual compensation and compensation procedures for our six executive officers. The Compensation Committee does not delegate any of its functions to others in setting compensation.

When establishing base salaries, profit sharing program bonuses and equity grants for each of the executive officers, the Compensation Committee considers the recommendations of our President and Chief Executive Officer, the officer’s role, responsibilities and performance during the past year, and the amount of compensation paid to executive officers in similar positions at comparable companies. The Compensation Committee may accept or adjust such recommendations and also makes the sole determination of the compensation of the President and Chief Executive Officer. The Compensation Committee does, however, give significant consideration to the recommendations of the President and Chief Executive Officer. To assist in this process, the Compensation Committee reviews data from independent compensation consultants concerning the compensation paid to officers at comparable companies. For example, in establishing merit raises to base salaries, the Compensation Committee reviewed survey results from ORC, American Society of Employers, Buck Consultants, Workforce Management and World@Work relating to general industry to set average base salary increases for all of our employees. These average base salary increase surveys were also applied to the base salary increases for executive officers for fiscal year 2008.

Our Compensation Committee retained the services of Otieno & Associates Consulting. Otieno was charged, among other things, with conducting a competitive assessment of our executive compensation. In particular, Otieno assessed whether the total compensation structure for our executive officers was comparatively in line with the business objectives and the Compensation Committee’s expectations in the following areas:

•	mix between variable compensation versus fixed compensation;

•	appropriateness of metrics, triggers, thresholds, leverage and maximums in the profit sharing program;

•	alignment and integrity of the total compensation components with business objectives; and

•	reasonableness of executive compensation reporting and regulatory controls.

In addition to talking to members of our Compensation Committee, Otieno also contacted certain of our executive officers and other employees in our human resources department to obtain historical data and insight into previous compensation practices. Otieno’s recommendations with respect to the compensation packages of the executive officers were based, in part, on peer groups consisting of firms comparable in size and industry to ours. The Compensation Committee also reviewed industry peer and market capitalization peer group data related to executive compensation in general. The industry peer group included Agilysis, Arrow Electronics, Avnet, Bell Microproducts, Ingram Micro and Tech Data and the market capitalization peer group included Adaptec, Aeroflex, Borland Software, Ciber, Checkpoint Systems, Epicor Software, Infospace, Micrel, Silicon Storage Technology, Triquint Semiconductor, United Online and Wind River Systems. Our Compensation Committee took Otieno’s recommendations into consideration when setting executive compensation for fiscal 2008 and used them as a basis for making changes to executive compensation for fiscal 2009.

In general, we believe that the current executive compensation programs meet the objectives of rewarding executives for measurable results in meeting and exceeding goals.

APPENDIX II

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Overview

We have a business relationship with MiTAC International Corporation (MiTAC International), a publicly-traded company in Taiwan, that began in 1992 when it became our primary investor through its affiliates. As of [            ], MiTAC International and its affiliates beneficially owned approximately [__]% of our common stock. In addition, Matthew Miau, the Chairman of our Board of Directors and a non-executive director since 1992, is also the Chairman of MiTAC International and each of its affiliated entities noted below. As a result, MiTAC International is generally able to control us and to determine the outcome of all matters submitted to stockholders for consideration, including any merger or acquisition of the Company. Among other things, this could have the effect of delaying, deterring or preventing a change of control of the Company with the loss of any premium that stockholders otherwise might receive in connection with such a transaction.

We work closely with MiTAC International to collaborate on OEM outsourcing opportunities and jointly market MiTAC International’s design and electronic manufacturing services and our contract assembly capabilities. This relationship has enabled us to build relationships with MiTAC International’s customers and we continue to work with and depend on MiTAC International to jointly serve our shared customers. In fiscal year 2008, we purchased inventories, including notebook computers, motherboard and other peripherals, from MiTAC International and its affiliates totaling approximately $[            ] million. Our sales to MiTAC International and its affiliates during fiscal year 2008, totaled approximately $[            ] million. Most of these purchases and sales were pursuant to our Master Supply Agreement with MiTAC International and Sun Microsystems, one of our assembly customers.

Our business relationship to date with MiTAC International has been informal and is not governed by long-term commitments or arrangements with respect to pricing terms, revenue or capacity commitments. Accordingly, we negotiate manufacturing and pricing terms on a case-by-case basis with MiTAC International and our assembly customers for a given project. While MiTAC International is a related party and a controlling stockholder, we believe that the significant terms under these agreements, including pricing, would not differ in any material way from the terms we could have negotiated with unaffiliated third parties, and we have adopted a policy requiring that material transactions with MiTAC International or its related parties be approved by our Audit Committee, which is composed of independent directors only. In addition, Mr. Miau’s compensation is approved by the Nominating and Corporate Governance Committee, which is also composed of independent directors only. By contrast, we believe that our business has in many ways benefited from our relationship with MiTAC International. As MiTAC International’s ownership interest in us decreases as a result of sales of our stock and additional dilution, its interest in the success of our business and operations may decrease as well. More specifically, because we remain dependent on MiTAC International as a contract assembly partner, any change in the pricing or other material terms demanded by MiTAC International could have a material adverse effect on our business, particularly our contract assembly business with Sun Microsystems.

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Beneficial Ownership of our Common Stock by MiTAC International

As noted above, MiTAC International and its affiliates in the aggregate beneficially owned approximately [__]% of our common stock as of [            ]. These shares are owned by the following MiTAC affiliates:

MiTAC Affiliate	Shares
MiTAC International[1]
Synnex Technology International Corp.[2]
Total

While the ownership structure of these MiTAC entities is complex, it has not had a material adverse effect on our business in the past, and we do not expect it do so in the future. During fiscal 2007, we purchased shares of MiTAC International related to the deferred compensation plan of Robert Huang, our President and Co-Chief Executive Officer. As of [                    ], the value of the stock acquired was $[            ] million. Except as described herein, none of our officers or directors has an interest in any of these MiTAC entities or the related agreements referenced below.

Synnex Technology International Corp. is a publicly-traded company in Taiwan that currently provides distribution and fulfillment services to various markets in Asia and Australia, and is also a potential competitor of ours. Neither MiTAC International nor Synnex Technology International is restricted from competing with us. In the future, we may increasingly compete with Synnex Technology International, particularly if our business in Asia expands or Synnex Technology International expands its business into geographies or customers we serve. Although Synnex Technology International is a separate entity from us, it is possible that there will be confusion as a result of the similarity of our names. Moreover, we cannot limit or control the use of the Synnex name by Synnex Technology International or MiTAC International, and our use of the Synnex name may be restricted as a result of registration of the name by Synnex Technology International or the prior use in jurisdictions where they currently operate.

Agreements with MiTAC International

Master Supply Agreement with MiTAC International and Sun Microsystems.

The original agreement between Sun Microsystems and MiTAC International was signed on August 28, 1999, and we became a party to the agreement on February 12, 2002. On May 16, 2007, we entered into a new Master Supply Agreement to be effective as of May 1, 2007 with Sun Microsystems and MiTAC International. Pursuant to this new agreement, the terms for the manufacture and purchase of each particular product awarded by Sun Microsystems are individually negotiated and, if agreed upon by the parties, such terms are included in a product award letter. There is no minimum level of commitment required by any of the parties under this agreement. As under the prior agreement, we will negotiate manufacturing and pricing terms on a project-by-project basis with MiTAC International and Sun Microsystems for a given project. This agreement has a term of three years and is automatically renewed for one-year periods until terminated in accordance with its terms. Any party may terminate this agreement with written notice if one of the other parties materially breaches any provision of the agreement and the breach is incapable of being cured or is not cured within 30 days. This agreement may also be terminated on written notice if one of the other parties becomes bankrupt or insolvent. We believe that these terms are materially no less favorable to us than the terms we could have negotiated with unaffiliated third parties. In fiscal year ended November 30, 2008, we paid an aggregate of approximately $[            ] million, under this agreement, to MiTAC International. All of our contract assembly services to Sun Microsystems are covered by this agreement. Accordingly, if we were unable to maintain our relationship with MiTAC International, our relationship with Sun Microsystems would suffer and we could lose other customer relationships or referrals, which in turn could harm our business, financial position and operating results.

[1]

Shares held via Silver Star Developments Ltd., a wholly owned subsidiary of MiTAC International. Excludes 1,345,151 shares (of which 43,150 shares are directly held and 1,302,001 shares are subject to exercisable options) held by Matthew Miau.

[2]

Shares held via Peer Development Ltd., a wholly-owned subsidiary of Synnex Technology International Corp. (Synnex Technology International). MiTAC International owns a minority interest in MiTAC Incorporated, a privately-held Taiwanese company, which in turn holds a minority interest in Synnex Technology International.

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Other Agreements.

We have entered into several additional agreements with MiTAC International. These agreements do not constitute contracts or obligations by any party to purchase products or services from the other parties, nor do they restrict our ability to conduct our business, except where so noted below. Accordingly, we do not believe that the termination of any of these agreements would have a material adverse effect on our business. Pursuant to these agreements, the terms for contracted services or purchased products are individually negotiated and, if agreed upon by the parties, such terms are included in a purchase order. We believe that the terms of each of these agreements are materially no less favorable to us than the terms we could have negotiated with unaffiliated third parties. In the fiscal year ended November 30, 2008, we paid an aggregate of approximately $[            ] million to MiTAC International under the agreements described below.

Services Agreement with MiTAC International and Hitachi, Ltd. This agreement, dated July 2007, governs contracted configuration-to-order services, warranty services and systems services provided by MiTAC International and us to Hitachi, Ltd. and its affiliates. The agreement has an initial term of three years and will automatically renew for subsequent one year terms. Any party may terminate the agreement upon written notice provided at least 180 days prior to expiration of the then current term.

Services Agreement with MiTAC International. In June 2007, we entered into this services agreement by which we agreed to provide customer service and product support services to MiTAC International end users. The agreement has an initial term of one year and automatically renews for subsequent one year terms. The agreement may be terminated with or without cause by either party upon 30 days prior written notice of termination to the other party.

Manufacturing Agreement with MiTAC International and Dot Hill Systems. In January 2007, we entered into this agreement by which MiTAC International and we agreed to manufacture product for Dot Hills Systems. The agreement has an initial term of two years and automatically renews for subsequent one year terms.

Distribution Agreement—Stocking. In October 2006, we entered into a distribution and stocking agreement with MiTAC International. Pursuant to the agreement, we may purchase certain MiTAC International products for distribution in the United States. The agreement has an initial term of one year and automatically renews for subsequent one year terms. The agreement may be terminated without cause either by the mutual written agreement of both parties or by either party without cause upon 30 days prior written notice of termination to the other party.

Logistical Distribution Agreement. In July 2004, we entered into a logistical distribution agreement with MiTAC International. Pursuant to the agreement, we may purchase certain MiTAC International products for distribution in Canada. The agreement has an initial term of one year and automatically renews for subsequent one year terms. The agreement may be terminated without cause either by the mutual written agreement of both parties or by either party without cause upon 90 days prior written notice of termination to the other party.

Joint Sales and Marketing Agreement with MiTAC International. In May 2002, we entered into a joint sales and marketing agreement with MiTAC International. Pursuant to the agreement, both parties agree to use their commercially reasonable efforts to promote the other party’s capabilities to their respective customers who are interested in such product offerings. The agreement had an initial term of one year and automatically renews for subsequent one year terms unless either party provides written notice of non-renewal within 90 days of the end of any renewal term. The agreement may also be terminated without cause either by the mutual written agreement of both parties or by either party without cause upon 90 days prior written notice of termination to the other party.

Registration Rights Agreement.

We have entered into a registration rights agreement with certain holders of our common stock, including the MiTAC International affiliated entities. The holders of an aggregate of [__] shares of our common stock will be entitled to registration rights with respect to their shares. Any group of holders of at least 30% of the securities with registration rights can require us to register all or part of their shares at any time, so long as the thresholds in the registration rights agreement are met with respect to the amount of securities to be sold. After we have completed two such registrations, subject to certain exceptions, we are no longer subject to these demand rights. In addition, holders of securities with registration rights may also require us to include their shares in future registration statements we file, subject to cutback at the option of the underwriters of any such offering. Subject to our eligibility to do so, holders of registrable securities may also require us to register their shares with the SEC on Form S-3 if proceeds are at least $500,000 and if we have not completed two such registrations in any 12-month period. Upon any of these registrations, these shares will be freely tradable in the public market without restriction.

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Compensation for Mr. Matthew Miau

In fiscal year 2008, Matthew Miau received a $225,000 retainer and 2,000 shares of restricted stock for his services as Chairman of the Board and is based primarily upon his non-executive back-up role to our President and Chief Executive Officer. Mr. Miau did not receive any Board of Directors or committee meeting fees. For fiscal year 2009, Mr. Miau will receive a $[___] retainer and a grant of [__] shares of restricted stock of SYNNEX for providing the same services. Compensation payable to Mr. Miau is based upon the approval of the Nominating and Corporate Governance Committee, which is composed of disinterested members of the Board of Directors.

AII-4